

RECEIVED
2006 APR 13 A 11: 23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref: CSA/PAC1/24

11th April 2006

BEST AVAILABLE COPY

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA



06012490

SUPPL

PROCESSED
APR 14 2006
THOMSON
FINANCIAL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith copies of the Company's press announcement published today in South China Morning Post and The Standard for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.
c.c. Brian Ho (BONY NY)

DF/RK/ph
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2006.doc

Swire Pacific Limited
35/F Two Pacific Place 88 Queensway Hong Kong Fax (852) 2845 5445 www.swirepacific.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


AIR CHINA

AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)


CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)



CHINA NATIONAL AVIATION COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)



CITIC Pacific Limited
中信泰富有限公司
CITIC PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)


SWIRE PACIFIC

SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

RECEIVED
2006 APR 13 A 11: 53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Joint Announcement

This announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

This joint announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

The discussions between Air China and Cathay Pacific about operational cooperation are designed to strengthen cooperation between them in various business and operational areas. It is intended that Dragonair is to maintain its brand and identity and that it will remain a principal airline in the Hong Kong and China mainland aviation markets.

In the meantime, shareholders of and potential investors in Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific are recommended to exercise caution when dealing in or investing in the shares of Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific.

Definitions

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Air China"	Air China Limited (Stock Code: 753), a company incorporated in the PRC with primary listing on the Stock Exchange and secondary listing on the Official List of the UK Listing Authority;
"Cathay Pacific"	Cathay Pacific Airways Limited (Stock Code: 293), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CITIC Pacific"	CITIC Pacific Limited (Stock Code: 267), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CNAC"	China National Aviation Company Limited (Stock Code: 1110), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CNAHC"	China National Aviation Holding Company;
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong and an airline based in Hong Kong;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	People's Republic of China;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Swire Pacific"	Swire Pacific Limited (Stock Codes: 19 and 87), a company incorporated in Hong Kong and listed on the Stock Exchange.

Directors

As at the date of this announcement, the directors of Air China are:
Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the directors of Cathay Pacific are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC are:
Executive Directors: Kong Dong (Chairman), Chuang Shi Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lik, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais);
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of Swire Pacific are:
Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho and Keith Kerr;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Clement Kwok, Chien Lee, Marjorie Yang, Michael Sze and Vincent Cheng.

By Order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries
Beijing, 10th April 2006

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
China National Aviation Company Limited
Li Man Kit
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


AIR CHINA

AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)


CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)



CHINA NATIONAL AVIATION COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)



CITIC Pacific Limited
中信泰富有限公司
CITIC PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)


SWIRE PACIFIC

SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

Joint Announcement

This announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

This joint announcement is made under Listing Rule 13.09 at the request of the Stock Exchange following certain reports in the media. Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific confirm that discussions are taking place about operational cooperation between Cathay Pacific and Air China and about the realignment of shareholdings in Cathay Pacific, Air China and Dragonair. However, there is no agreement or arrangement which is discloseable under the Listing Rules. In particular, Swire Pacific intends to remain the principal shareholder in Cathay Pacific in the long term; Air China understands CNAHC intends to remain the controlling shareholder of Air China in the long term; although CITIC Pacific may reduce its interest in Cathay Pacific, it intends to remain in the long term a significant shareholder in Cathay Pacific; and Air China has no current intention to privatise CNAC.

The discussions between Air China and Cathay Pacific about operational cooperation are designed to strengthen cooperation between them in various business and operational areas. It is intended that Dragonair is to maintain its brand and identity and that it will remain a principal airline in the Hong Kong and China mainland aviation markets.

In the meantime, shareholders of and potential investors in Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific are recommended to exercise caution when dealing in or investing in the shares of Air China, Cathay Pacific, CNAC, CITIC Pacific and Swire Pacific.

Definitions

In this announcement, the following expressions have the meanings set out below, unless the context otherwise requires:

"Air China"	Air China Limited (Stock Code: 753), a company incorporated in the PRC with primary listing on the Stock Exchange and secondary listing on the Official List of the UK Listing Authority;
"Cathay Pacific"	Cathay Pacific Airways Limited (Stock Code: 293), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CITIC Pacific"	CITIC Pacific Limited (Stock Code: 267), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CNAC"	China National Aviation Company Limited (Stock Code: 1110), a company incorporated in Hong Kong and listed on the Stock Exchange;
"CNAHC"	China National Aviation Holding Company;
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong and an airline based in Hong Kong;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	People's Republic of China;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Swire Pacific"	Swire Pacific Limited (Stock Codes: 19 and 87), a company incorporated in Hong Kong and listed on the Stock Exchange.

Directors

As at the date of this announcement, the directors of Air China are:
Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Wang Shixiang, Yao Weiting, Ma Xulun, Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the directors of Cathay Pacific are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC are:
Executive Directors: Kong Dong (Chairman), Chuang Shi Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lik, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais);
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of Swire Pacific are:
Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho and Keith Kerr;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Clement Kwok, Chien Lee, Marjorie Yang, Michael Sze and Vincent Cheng.

By Order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries
Beijing, 10th April 2006

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
China National Aviation Company Limited
Li Man Kit
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary
Hong Kong, 10th April 2006

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary
Hong Kong, 10th April 2006